March 5, 2003

VIA EDGAR
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SEC Filer Support
Mail Stop O-7
Securities Operation Center
6432 General Green Way
Alexandria, VA  22312

            Re:   Oppenheimer Multiple Strategies Fund
                  Reg. No. 2-86903; File No. 811-3864
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To the Securities and Exchange Commission:

     An  electronic  ("EDGAR")  filing is hereby  made on behalf of  Oppenheimer
Multiple  Strategies  Fund (the "Fund") under Rule 477 of the Securities Act. On
March 4, 2003 two 497 filings were  inadvertently  sent with the  incorrect  CIK numbers.  Please  withdraw  those  two  497  filings  for  Oppenheimer  Multiple
Strategies  Fund.  Please remove  Acceptance  Numbers  0000729968-03-000001  and
0000829801-03-000003 for Oppenheimer Multiple Strategies Fund.

     Thank you for your  assistance in this matter.  If you have any  questions, please contact me at 303-768-3331.

Very truly yours,

/s/ Kathleen T. Ives

Kathleen T. Ives
Vice President &
Associate Counsel
Tel.  (303) 768-3331
Fax. (303) 768-3019